Exhibit 21 - SUBSIDIARIES OF THE REGISTRANT

Subsidiaries - Direct/Wholly-owned	State of Incorporation

Florida Community Bank	Florida

FCBI Capital Trust I	Delaware

FCBI Capital Trust II	Delaware

Concordia Cape Coral II, LLC	Florida

Van Loon Commons II, LLC	Florida